Emmis Communications Corporation
                                One Emmis Plaza
                         40 Monument Circle, Suite 700
                          Indianapolis, Indiana 46204
                              Tel. (317) 266-0100
                              Fax (317) 631-3750



                                                                March 14, 2006



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
           Kathryn Jacobson, Staff Accountant
           Kyle Moffatt, Accountant Branch Chief

                       Emmis Communications Corporation
     Form 10-K for Fiscal Year Ended February 28, 2005, filed May 16, 2005 Form 10-Q for the Quarter Ended August 31, 2005, filed October 11, 2005
                               File No. 0-23264
            ---------------------------------------------------------

Ladies and Gentlemen:

         I am writing in response to the comments of the Staff contained in the Staff's letter to me dated February 14, 2006 (the "Comment Letter") regarding the above-referenced Annual Report on Form 10-K (the "Form 10-K") and Quarterly Report on Form 10-Q (the "Form 10-Q") of Emmis Communications Corporation ("Emmis" or the "Company").

         Set forth below are the Staff's comments conveyed in the Comment Letter and the Company's responses thereto.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TELEVISION PROGRAMMING, PAGE 69

         1. We note your response to our prior comment 3. Tell us the amount of revenue and expense you recognized with respect to these transactions for each of the periods presented in your financial statements. In addition, tell us how you concluded that your method approximates the fair value of your discounted programming and what your basis is for the applicable discount rate.

         RESPONSE TO COMMENT 1:

         The amount of revenue and expense that the Company recognized for the fiscal years ended February 28(29), 2003, 2004 and 2005, and the six months ended August 31, 2004 and 2005, which have been re-classified to discontinued operations (with a net effect of zero on income from discontinued operations) in the Company's current filings, are as follows:


                                  TV BARTER PROGRAMMING REVENUES
                            TV Barter      Total Company      % of total
                                              Revenues
                         -----------------------------------------------
Fiscal 2003                   4,789            536,223              0.9%
Fiscal 2004                   4,830            565,154              0.9%
Fiscal 2005                   5,057            618,460              0.8%

6 Mos 8/31/04                 2,588            311,561              0.8%
6 Mos 8/31/05                 2,119            329,919              0.6%


                                   TV BARTER PROGRAMMING EXPENSES
                            TV Barter      Total Company      % of total
                                              Expenses
                         -----------------------------------------------
Fiscal 2003                   4,789            333,678              1.4%
Fiscal 2004                   4,830            355,732              1.4%
Fiscal 2005                   5,057            384,522              1.3%

6 Mos 8/31/04                 2,588            188,625              1.4%
6 Mos 8/31/05                 2,119            208,160              1.0%


         A significant portion of the Company's barter programming is only available on a barter basis and runs in non-desirable time periods (i.e., overnight hours). The Company can not readily ascertain the value of the program received as there is no history of cash paid for such programming.

         To estimate the fair value of the barter programming received, Emmis applies a 25% discount to revenue generated in adjacent, more desirable time periods. The Company based this discount on the historical revenue performance of the time periods in which barter programming is generally placed (i.e., overnight hours) in relation to the performance of adjacent, more desirable time periods. Emmis believes the discount factor it applies to barter programming accounts for the decay in average unit rates and sell out percentages that result from the barter programming running in less desirable time periods.

         After announcing the Company's intentions to explore strategic alternatives for its television division on May 10, 2005 and entering into definitive agreements to sell nine of its sixteen television stations in the quarter ended August 31, 2005, the Company concluded its television assets were held for sale in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Beginning with its Form 10-Q for the Quarter ended August 31, 2005 and for all subsequent filings, all television barter programming revenues and expenses are included (with a net effect of zero) in income from discontinued operations.

FORM 10-Q FOR THE QUARTER ENDED AUGUST 31, 2005

NOTE 2.  INTANGIBLE ASSETS AND GOODWILL

INDEFINITE-LIVED INTANGIBLES, PAGE 13

         2. We note your response to our prior comment 4. It is not clear from your response and your disclosures in the Form 10-Q for the quarter ended November 30, 2005 that you test your FCC licenses at the unit of accounting level, instead of at the reporting unit level. Please revise in future filings.

         RESPONSE TO COMMENT 2:

         In response to the Staff's comment, the Company will revise its disclosure in future Exchange Act filings to make it clear that when performing its annual impairment tests under SFAS No. 142, the Company tests its FCC licenses at the unit of accounting level.

NOTE 3.  SIGNIFICANT EVENTS, PAGE 14

         3. We note your response to prior comment 8. It appears that Section 11 of the preferred stock agreement contains a provision that requires redemption upon a going private transaction. Tell us if the subject provision would preclude permanent equity classification. Refer to EITF D-98 and ASR 268 .

         RESPONSE TO COMMENT 3:

Based on the terms of the preferred stock and in consideration of EITF D-98 and ASR 268, Emmis concluded the following:


     1. The preferred stock is not redeemable at a fixed or determinable price on a fixed or determinable date. Accordingly, this provision would not preclude permanent equity classification.


     2. Redemption is not within the control of the preferred stockholders. Accordingly, this provision would not preclude permanent equity classification.


     3. The Company believes there is only one limited scenario in which redemption of the preferred stock is not solely within the control of the Company: the Company would have to go private in a transaction in which Mr. Smulyan (independently or through his affiliates) participates that is not otherwise a change in control and that does not involve approval of the Company's board of directors. The likelihood of that scenario occurring is so remote, it is virtually non-existent.

         Under the June 2005 amendment to the terms of the Company's preferred stock, holders of the preferred stock are able to redeem their shares at par one year after the occurrence of a going private transaction in which Mr. Smulyan (independently or through his affiliates) participates that is not otherwise a change of control. Typically, companies go private either through a merger, a reverse stock split or tender offer. A merger or a reverse stock split would require Company board approval. A tender offer can be conducted without Company board approval. However, in practice, a tender offer used to effect a going private transaction is followed by a back end merger to eliminate minority shareholders. Because the Company is incorporated in Indiana, any such merger would require the approval of the Company's board of directors.

         While a tender offer could be conducted without Company board approval, this is highly unlikely to result in a going private transaction that would trigger the redemption provisions of the preferred stock. The Company has more than 5,500 shareholders of record, more than 5100 of whom own less than 3 shares. In order to effect a going private transaction, the number of shareholders immediately after the tender offer would have to be less than 300. The Company believes that if a tender offer were undertaken, it is inconceivable that such tender offer would result in the Company having less than 300 shareholders of record. In that case, a going private transaction would not have been accomplished by the tender offer alone, and the redemption feature in the preferred stock would not be triggered. Thus, the Company believes that the possibility of a going private transaction occurring outside the control of the Company is remote.

         The Company previously reviewed the individual facts and circumstances and the examples included in EITF D-98 and concluded permanent equity was appropriate. However, based on the Staff's question and further review and understanding of D-98 the Company concluded that while redemption is not within the control of the preferred stockholders, there is the slight possibility, however remote, that a going private transaction could occur that is not solely within the control of the Company. Accordingly, we would propose to reclassify the preferred stock to mezzanine in the February 28, 2006 Form 10-K, on or before May 14, 2006. We would further propose to reclassify the prior interim periods, where applicable, in future 10-Q filings.

         We propose to reclassify the preferred stock as mezzanine in future filings, as opposed to restating the classification in previous filings. The amendment to the terms of the preferred stock that created the redemption right did not occur until after the filing of the Company's Form 10-K for the fiscal year ended February 28, 2005, and no redemption occurred during the periods covered by the previously filed Forms 10-Q or could occur prior to the filing of the Form 10-K for the fiscal year ended February 28, 2006. Moreso, the existence of the preferred stock redemption right was clearly disclosed in the footnotes to the financial statements filed with each of the Forms 10-Q. In essence, restating prior periods would not add any material information.




                                    * * * *


         If you have any questions, please do not hesitate to call me at (317) 684-6548.

                                          Sincerely,


                                          /s/ David R. Newcomer
                                          -------------------------------
                                          David R. Newcomer
                                          Interim Chief Financial Officer